

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2016

Donald MacIntyre
Chief Executive Officer
Renewable Energy and Power, Inc.
3395 Cheyenne Ave, #111
N Las Vegas, NV 89032

> **Re:** **Renewable Energy and Power, Inc.**
> **Preliminary Information Statement filed on Schedule 14C**
> **Filed July 28, 2016**
> **File No. 000-55237**

Dear Mr. MacIntyre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, and Director Independence, page 7

1.   You state Mr. MacIntyre is the controlling shareholder with 54% of the issued and outstanding shares but the beneficial ownership table only shows him owning 25.91% of the outstanding shares. Please advise or revise your disclosure so it is accurate and consistent throughout the information statement.

Reverse Stock Split, page 7

2.   We note the company intends to affect a one-for-two thousand reverse stock split. However, your disclosure under the heading reverse stock split stats the ratio will be one-for-one thousand. Please advise or revise your disclosure so it is accurate and consistent throughout the information statement.

Potential Effects of Proposed Amendment, page 8

3.   Please revise your disclosure to identify the eligible holders discussed on page 8. Additionally, disclose the treatment of the shares held by such parties.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Bryon Thomas, Esq.